Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Project Tiger

Transaction Announcement Conference Call

Prepared Remarks

October 18, 2021

Operator

Welcome to today’s conference call announcing the business combination of 26 Capital Acquisition Corp and Okada Manila, the leading integrated casino resort in the Philippines.

On the call are:

●	Jason Ader, Chairman and Chief Executive Officer of 26 Capital Acquisition Corp,

●	Toji Takeuchi, Executive Office & Head of the Corporate Planning Division, Universal Entertainment Corp., and board member of Tiger Resort Leisure & Entertainment Inc.

●	Byron Yip, President of Okada Manila International, Inc. and

●	Hans Van Der Sande, Chief Financial Officer of Okada Manila International, Inc.

26 Capital Acquisition Corp. and Okada Manila advise everyone that this call contains forward-looking statements including statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. Many factors could cause actual events to differ materially from these statements and other comments, including but not limited to, 26 Capital’s, Universal’s and Okada Manila’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook; cash resources, plans and prospects of the combined entity; expected valuations and financial projections of the combined entity; and the timing and completion of the transaction.

Any projected financial information presented during this call is for illustrative purposes only and should not be relied upon as being predictive of future results. The inclusion of any financial forecast information in this call or accompanying materials should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Commentary on these topics constitutes forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The information discussed today is qualified in its entirety by the Current Report on Form 8-K that was filed by the 26 Capital Acquisition Corporation today and may be accessed on the SEC’s website. Shareholders and prospective investors are urged to read the Form 8-K and other SEC filings in connection with the proposed transaction carefully. We also encourage you to read the press release issued today, the accompanying presentation, and 26 Capital Acquisition’s public filings with the SEC, including a Registration Statement on Form F-4 that will be filed in the near future and will be available on the SEC’s website, and, in particular, to the section or sections titled Risk Factors, for a discussion of the risks that can affect the transaction, 26 Capital Acquisition’s and Okada Manila’s businesses, and the outlook of the combined company.

26 Capital Acquisition, Universal Entertainment and Okada Manila are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

I would like to introduce Jason Ader, Chairman and CEO of 26 Capital Acquisition Corporation.

Please go-ahead sir.

Jason Ader

Chairman & CEO, 26 Capital Acquisition Corp.

Good morning everyone. Thank you for joining us today.

I am thrilled to announce that we signed a definitive agreement to combine 26 Capital Acquisition Corp. with Tiger Resort, Leisure and Entertainment Inc, operating as Okada Manila– one of the premier destination casino resorts in Asia and the largest integrated resort in the Philippines.

Joining me on the call this morning is Mr. Toji Takeuchi, Executive Office & Head of the Corporate Planning Division for Universal Entertainment Corp., Okada Manila’s current parent company. We will hear from Mr. Takeuchi shortly, but I want to express how excited I am that Universal is rolling 100% of its equity in the Company, demonstrating their confidence in the strength and position of this incredible asset.

As a brief background, I have a 25-year history within the casino industry as an analyst, investor and board member across all sections of the market from land-based operators to online gaming. When we decided to launch 26 Capital - which is actually my third involvement with a SPAC vehicle dating back to 2007 - we identified an immense set of opportunities across the whole gaming sector. We looked at – and were approached by - a number of opportunities across gaming, lodging, leisure, hospitality, gaming tech and fintech but ultimately determined that Okada Manila, at the current valuation and with its immense future growth opportunities, would be where we could add the most value to our shareholders.

For anyone who has had the pleasure to experience Okada Manila in person, I must simply say it is a spectacular, state-of-the art facility. It is centrally located in one of the fastest-growing gaming markets in the world, Entertainment City in Manila. As the property continues to scale, given certain unique attributes of the cost structure, we see huge potential to achieve industry-leading margins and cash flow conversion.

The transaction values Okada Manila at an enterprise value of $2.6 billion and an equity value of $2.5 billion, as the base case balance sheet at close will have no debt and a significant cash position of approximately $275 million. This transaction enterprise value of $2.6 billion represents 5.0x the company’s projected 2025 EBITDA and is a discount to construction cost and a significant discount to replacement cost. So certainly, it is a very compelling valuation point.

As a public company, Okada Manila will provide investors a highly strategic asset that will be the only way to own a US listed, pure play integrated gaming company in the high-growth, capacity-constrained Entertainment City, a market that grew 24% annually from 2013-2019 and is poised for tremendous future growth driven by significant pent-up demand and ramp of operations following emergence from pandemic restrictions.

With my long history in the casino industry, I think Okada Manila is extremely well positioned for continued success. We know this business well and its value-creation plan aligns perfectly with our playbook and my extensive history in gaming. We are fully committed to supporting the exceptional management team and are honored to be partnered with our Universal Entertainment shareholders.

With that, I am pleased to introduce Mr. Toji Tokeuchi, Executive Office & Head of the Corporate Planning Division of Universal Entertainment Corp., and board member of Tiger Resorts, Leisure and Entertainment Inc.. Mr. Tokeuchi please go ahead…

Toji Takeuchi

Executive Office & Head of the Corporate Planning Division, Universal Entertainment Corp., board member of Tiger Resorts, Leisure and Entertainment Inc.

Thank you, Jason. I am very proud to be here today on behalf of Universal Entertainment Corp. as we announce our partnership with 26 Capital to bring Okada Manila public in the US.

From its history as a developer and manufacturer of pachinko and pachislot machines, and other gaming products in Japan, to the development and operation of the Okada Manila integrated resort in the Philippines, Universal has a rich history in the Asian gaming and entertainment industry. Starting in 2012 when construction began through to Okada Manila’s grand opening at the end of 2018, Universal Entertainment’s vision was to build and run the premier fully-integrated casino resort in Asia. Early on, Universal saw a clear opportunity in the Philippines to participate as the leading player in one of the most attractive gaming and entertainment markets in the world. The tremendous growth of gaming in Entertainment City in Manila has demonstrated the power of our vision and the signing of this agreement with Mr. Jason Ader and 26 Capital is a strong validation of Okada Manila’s value and of our belief in the continued immense future growth of the market.

As a public company in Japan and an issuer of securities globally, Universal Entertainment has been an active participant in the capital markets. However, we believe listing on the NASDAQ through this transaction will serve to fully underline the value of Okada Manila, a key part of our business, through providing investors the chance to participate directly in its exciting future trajectory. We look forward to continuing our strong support for Okada Manila. As we maximize Okada Manila’s operations following the global pandemic and look for others ways to expand in the Philippines and beyond, we intend to work very hard to create significant value for our shareholders.

With that, I am pleased to introduce Mr. Byron Yip, the President of Okada Manila.

Byron Yip

President, Okada Manila

Thank you, Mr. Takeuchi. Good day everyone and thank you for joining us this morning. We are very excited for the opportunity to move Okada Manila into its next phase of growth.

I would start out by saying that the Okada Manila is one of the truly iconic properties in the Asian gaming market or in the global gaming market for that matter. Okada Manila is largest integrated resort in the Philippines and is located Entertainment City in Manila which is a gaming and entertainment complex commissioned by the regulating authority, the Philippine Amusement and Gaming Corporation or PAGCOR. Entertainment City spans an area along the waterfront of 1.1 square kilometers, or [x] square miles, in Bay City, Metro Manila and was first envisioned by PAGCOR in 2002. Upon full completion, Okada Manila will have the largest licensed gaming capacity in the Entertainment City and we believe that many people already associate our property when thinking of Manila.

The property features the largest gaming floor in the Philippines and one of the largest in the world, with current licensed capacity of approximately 4,200 electronic gaming machines and 590 tables. Licensed capacity increases to approximately 6,800 electronic gaming machines and over 900 tables upon full property completion which would result in approximately 1/3 of Entertainment City’s total gaming position capacity.

Upon full completion, the integrated resort will include more than 900 exceptional accommodations – ranging from 55-square meter deluxe rooms to 1,400-squaremeter villas – complimented by extraordinary amenities, including the Retail Boulevard, with approximately 10,000 sqm of leasable retail space, the one-of-a-kind Cove Manila nightclub and indoor beach club, The Garden, over 25 dining options, a 3,000-square meter spa, and the world’s largest multi-color dancing and musical fountain. We soft opened in December 2016 and held a grand opening in late 2018, making us the newest property in the Entertainment City market. We benefit from a visible supply pipeline [of competitors in Entertainment City] due to limited developable land in the Entertainment City. While we are the newest entrant into the Manila marketplace, we view ourselves as poised to be a dominant player not only in the Philippines, but in the region and globally.

We also operate in one of the most attractive gaming markets in Asia. There has been substantial growth in the Philippines gaming market, which is largely due to the positive fly wheel effect of quality supply driving demand. This is exemplified by Entertainment City, whose success, like Cotai in Macau, has yet again proven that commercial power that can be unlocked by clustering a number of high quality resorts within a constrained area. To put it simply, Entertainment City has put the Philippines on the map as a premier gaming destination.

So we see quality supply driving demand and we also see a lot of pent up demand that will continue to grow. We are still on the road to recovery from COVID, but we are very optimistic about the realization of this demand as we move towards the tail end of the pandemic restrictions.

Before we go into the financials, I would like to take few minutes to discuss the history of this property and why we identified Manila as such an attractive location for this investment. We were originally granted our provisional license to develop and operate an integrated resort in Manila’s Entertainment City over 10 years ago in August 2008. We had identified Manila as a very attractive integrated resort destination for numerous reasons including favorable development dynamics within the Entertainment City to form a cluster of limited high quality integrated resorts.. There is a very limited developable land left in Entertainment City and we have one of the largest remaining lots that may be developed as an expansion to our current project. Furthermore, the Entertainment City has an attractive gaming tax rate regime and is strategically located within a favorable geographic location within both the Philippines and Asia broadly.

We began construction of the property in December 2012 and held a very limited soft opening in December 2016 with a grand opening in late 2018. As of today, construction is substantially complete at the property with the key areas still to be handed over being approximately 260 hotel rooms, a few restaurants and one additional VIP gaming area.

In terms of operating metrics, we have been impacted over the last year and a half by the COVID pandemic. That said, we look to our very strong operating metrics from 2019 as an indicator for how this business will operate as the region continue to open up from the pandemic-imposed restrictions. In 2019 we generated more than $800 million in total Gross Gaming Revenue – or GGR - while operating at less than 60% of our peak capacity due to ongoing construction work onsite. Despite this limited capacity, we generated an approximate 24% market share amongst Entertainment City operators, ranking us second in the market. Hotel occupancy was very strong at 98% during 2019 with less than 60% of our total room inventory available and Revenue per Available Room – or RevPAR – reached in excess of $190. These indicators from before the pandemic give us a great deal of confidence about the quality and attractiveness of our property and our ability to capitalize on our growth objectives.

As we think about the market positioning of our resort, we believe that we will have access to a very attractive customer base. This is two-fold between our local players - who are currently less restricted on travel - and also the international travel cohort from Asia and beyond. We are centrally located in close proximity to almost all of the major economic centers throughout Asia. The property is within a four-hour flight of over 1.8 billion potential guests, representing $25.3 trillion US dollars of GDP. We have had customers visit from various places including: Japan, Korea, Taiwan, Hong Kong, Singapore and Malaysia. When travel restrictions lift as the pandemic wanes, we expect to see international travel to create a big tailwind for our business.

Turning to potential competition, we have the significant benefit of being the largest player in the Manila market with high barriers to any new direct competition. Entertainment city is a very contained small area and there's simply not a lot of remaining space. This benefits us in that we not only have our currently constructed resort, but we also have one of the largest remaining lots that may be developed in the area.

We also believe that Okada Manila offers the most complete product in Entertainment City ranging from the size of our gaming area, quality of our hotel rooms and breadth of non-gaming amenities which include our multi-color dancing water fountain, food and beverage options and The Cove Manila. The combination of our resort being the newest, largest and most comprehensive resort in the area gives us a great deal of confidence in our local market positioning.

We also have significant regional advantages from operating within the Philippines, and Manila specifically where we operate in a very favorable regulatory environment. To start, the gaming tax rates are competitive relative to other Asian jurisdictions. The VIP gaming tax rate is 15% and the mass gaming tax rate is 25%. There is also a 2% foundation fee charged on gaming revenue from junket tables and importantly there is no income tax on gaming operations. The casino industry has been an important tax contributor to the country and we expect the government to be continue to be supportive of our industry going forward.

We are incredibly optimistic for this property’s future. We anticipate construction of our remaining areas to be completed in short order and to be operating at full capacity with the inevitable end to the COVID pandemic . We also have new and exciting growth opportunities for us in the online gaming space. Okada Manila is one of the first properties in Entertainment City to be granted a PIGO license which allows us to provide online gaming to domestic Philippines players. The coupling of Okada Manila’s advanced technology with the 26 Capital team’s extensive experience in developing online gaming businesses is expected to add substantial and sustainable growth for both the near-term as well as the longer term.

We would now like to review the company’s financials in more details so I would like to turn the call over to our chief financial officer, Hans Van Der Sande.

Hans van der Sande

CFO, Okada Manila

Thank you, Byron. I would now like to walk through some financial highlights, recent performance of the business, the current state, and opportunities for growth.

I’d first like to reiterate the opportunity for Okada Manila in Entertainment City. Okada Manila will have upon full property completion approximately one third of the licensed gaming capacity in Entertainment City, a market that grew by 24% annually between 2013 and 2019 and achieved total gross gaming revenue, or GGR of over $3.3 billion in 2019, making it one of the fastest growing and largest markets in the world. In 2019 Okada Manila achieved GGR of $802 million, representing a 24% local market share, and $134 million of EBITDA, a remarkable ramp up and performance given that we had less than 60% of capacity online due to ongoing construction work and were competing without all the benefits that our significantly larger size will bring.

While our business has obviously been impacted by the global pandemic throughout 2020 and 2021, we believe that Okada Manila will emerge in an even stronger competitive position as the Philippine and global economy recovery continues. Over the last eighteen months, we have been able to use the time effectively and will be exiting the pandemic with our full capacity online having completed construction next year. By bringing our hotel rooms online to full capacity, we will be able to offer relatively more space and a greater variety of offerings to all market segments which we believe will results in additional market share. We expect to recover above and beyond pre-pandemic levels due to a continued recovery, strong long-term economic growth domestically in the Philippines, and a resumption of normalized activity from feeder markets such as South Korea, Japan and Taiwan. We anticipate that this will allow us to achieve projected GGR of $1.4 billion and a 34% market share in Entertainment City by 2025.

We expect not only achieving greater market share in a growing market, but doing this with better margins, and therefore we forecast eclipsing $500 million of EBITDA at a 32% margin in 2025 through several factors. First would be our growth in total land-based revenue, keeping our margins steady with 2019. Second, we anticipate that a large portion of our pandemic-related cost controls will be retained on a forward basis and continued cost control will result in savings from Payroll and Benefits reductions. We also anticipate benefiting from continued mix shifts within VIP and Mass Gaming, additional nongaming revenue, contribution from iGaming, and general margin benefits from operating at scale. Looking at our cash flow, almost 90% EBITDA converts to free cash flow due to exemption from corporate tax, limited maintenance capex, and virtually no leverage, which will drive high future dividend payments to shareholders.

Having worked as the CFO of Okada Manila for over six years, I have been able to experience firsthand Entertainment City’s transformation from a smaller regional market into one of the fastest growing and largest gaming markets in the world. Thoughtful and unwavering government support, positive demographics, a strong macroeconomic environment, and favorable tax and labor dynamics have been a key to this success. Okada Manila, as the largest casino in a land scarce Entertainment City, is well positioned to outperform in the expected Philippine return to growth. Progress in Okada Manila construction completion over the last two years and our improved cost structure along with new opportunities, such as online gaming, should allow Okada Manila to improve its cash generation. We believe that Jason Ader and 26 Capital’s proven track record in gaming, deep relationships with investors globally and extensive experience in the [growing Asian] gaming market will provide Okada Manila significant advantages in the near term and create additional opportunities for our long-term growth in Entertainment City and possibly other Asian markets. Given all of this, we believe that now is the right time to offer International investors access to this attractive market directly through a listing of Okada Manila in the US.

And with that, I will hand the call back to Byron for closing remarks.

Byron Yip

President, Okada Manila

Thank you, Hans.

To conclude, we could not be more excited about this transaction with Jason Ader and 26 Capital, whose expertise will help to maximize the opportunity we have with this world-class property. Okada Manila has numerous internal and external tailwinds on which we intend to capitalize. We are the newest and largest property in the fast-growing Entertainment City marketplace and as international travel continues to improve we will undoubtedly be the premier destination in all of Asia.

Thank you, once again, for your time and attention and we look forward to updating you on our progress.

Operator

Thank you. This concludes today’s conference call. On behalf of Okada Manila, Universal Entertainment and 26 Capital, we would like to thank you for joining us today. As the conference has now finished, you may disconnect. Thank you for your participation.